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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 10-C

                   Report by Issuer of Securities Quoted on

                            The Nasdaq Stock Market

                 Filed pursuant to Section 13 or 15(d) of the

                Securities Exchange Act of 1934 and Rule 13a-17
                             or 15d-17 thereunder


                            HERITAGE BANCORP, INC.
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                (Exact name of issuer as specified in charter)

                 120 South Centre Street, Pottsville, PA 17901
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                   (Address of principal executive offices)

Issuer's telephone number, including area code:  (717) 622-2320
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING
        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding.

1. Title of security: Common Stock, par value $5.00 per share
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2. Number of shares outstanding before the change:  2,385,210
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3. Number of shares outstanding after the change:  4,770,420
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4. Effective date of change:  May 23, 1997
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5. Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

          Issuance of shares in connection with 2-for-1 stock split.
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     Give brief description of transaction: 2-for-1 stock split accomplished by
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the distribution pro rata to holders of said stock as of the record date of one
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new share of stock for each share held. No fractional shares will be issued in
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the 2-for-1 stock split, except for fractional shares resulting from holdings in
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the Stockholder Dividend Reinvestment and Stock Purchase Plan (the "Plan") and
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any fractional shares issued in the Plan will remain in the Plan.
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change: n/a
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2. Name after change: n/a
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3. Effective date of charter amendment changing name: n/a
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4. Date of shareholder approval of change, if required: n/a
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Date: May 29, 1997        /s/ Allen E. Kiefer
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                          Allen E. Kiefer, President and Chief Executive Officer